EXHIBIT 11-1


                        PENNSYLVANIA ENTERPRISES, INC.

                Statement Re Computation of Per Share Earnings
              for the Twelve Month Period Ended December 31, 1994
[CAPTION]

                                                           Twelve Months
                                                               Ended
[S]                                                        [C]
Income before subsidiary's
  preferred stock dividends                                $  17,456,000

Subsidiary's preferred stock dividends                         4,639,000

Net income                                                 $  12,817,000

Earnings per share of common stock*                        $        2.17

Computations of additional common shares outstanding

  Average shares of common stock                               5,456,568

  Incremental common shares applicable to
    options, based on the daily average
    market price                                                   1,152

  Average common shares as adjusted                            5,457,720

  Average shares of common stock                               5,456,568

  Incremental common shares applicable to
    options, based on the more dilutive of
    daily average or ending market price                               -

  Average common shares fully diluted                          5,456,568

Earnings per share of common stock*

  Average common shares as adjusted                        $        2.17

  Average common shares fully diluted                      $        2.17




* Earnings per share of common stock reflect the effect of premiums totaling $979,875 on the redemption of subsidiary's preferred stock in May and December, 1994, that were charged to retained earnings and not included in the determination of net income.
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